09042596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 36398

SEC Mail Processing Section

OCT 13 2009

Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Itradedirect.com Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 NW Boca Raton Boulevard, Suite 22
(No. and Street)

Boca Raton (City) FL (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Arlt (800) 859-2240
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 West Morse Boulevard, Suite 200 (Address) Winter Park (City) FL (State) 32789 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/30

OATH OR AFFIRMATION

I, Eric Arlt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itradedirect.com Corp, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ITRADEDIRECT.COM CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash	$ 45,535
Receivables from clearing organizations	252,380
Deposits with clearing organizations	30,000
	$ 327,915

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 15,996
Commissions payable	114,327
Notes payable	54,341
	184,664
Stockholder's equity:	
Common stock, Class A, $.001 par value, voting, 10,000 shares authorized, issued, and outstanding	10
Common stock, Class A, $.001 par value, non-voting, 10,000,000 shares authorized, 430,250 shares issued and outstanding	430
Additional paid-in-capital	3,065,650
Accumulated deficit	(2,922,839)
	143,251
	$ 327,915

See accompanying notes to financial statements.

ITRADEDIRECT.COM CORP.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2009

Revenues:	
Brokerage commissions and revenues	$ 3,901,729
Service fee income	598,278
Miscellaneous income	52,190
	4,552,197
Expenses:	
Commissions and compensation	3,565,605
Clearing fees	611,949
Rent	6,749
Professional fees	123,943
Licenses and registrations	85,416
Communications	31,441
Other operating expenses	105,190
Depreciation	3,703
Interest	7,486
	4,541,482
Net income	$ 10,715

See accompanying notes to financial statements.

ITRADEDIRECT.COM CORP.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2009

	Common stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances, July 1, 2008	1,000	$ 440	$ 3,101,650	$ (2,933,554)	$ 168,536
Capital contributions	-	-	20,000	-	20,000
Return of capital	-	-	(56,000)	-	(56,000)
Net income	-	-	-	10,715	10,715
Balances, June 30, 2009	1,000	$ 440	$ 3,065,650	$ (2,922,839)	$ 143,251

See accompanying notes to financial statements.

ITRADEDIRECT.COM CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2009

Cash flows from operating activities:	
Net income	$ 10,715
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	3,703
Changes in operating assets and liabilities:	
Decrease in receivables from clearing organizations	107,648
Decrease in deposits with clearing organizations	35,285
Decrease in accounts payable and accrued expenses	(64,041)
Decrease in commissions payable	(97,655)
Total adjustments	(15,060)
Net cash used by operating activities	(4,345)
Cash flows from financing activities:	
Capital contributions	20,000
Return of capital	(56,000)
Principal payments on notes payable	(28,949)
Net cash used for financing activities	(64,949)
Net decrease in cash	(69,294)
Cash at beginning of the year	114,829
Cash at end of the year	$ 45,535

See accompanying notes to financial statements.

ITRADEDIRECT.COM CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2009

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Itradedirect.com Corp. (the "Company") was incorporated in the state of Florida on July 7, 1986 and commenced operations as a broker-dealer. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA" formerly the NASD).

Revenue and expense recognition:

The revenues of the Company are derived primarily from trading profits earned on the purchase and sale of securities and from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to use estimates and make judgments. While management has considered all available information, actual amounts could differ from those reported as assets, liabilities, related revenues, costs and expenses.

Furniture, equipment and leasehold improvements:

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is provided on the straight-line basis over the assets' estimated useful lives, which are generally 5 years. Expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation includes amortization expense for leasehold improvements. All furniture and equipment was fully depreciated at June 30, 2009.

Income taxes:

The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

Liabilities subordinated to claims of general conditions:

There were no borrowings under subordination agreements as of June 30, 2009.

1. Nature of operations and summary of significant accounting policies - continued:

Uncertain tax positions:
In June 2006, the FASB released FASB Interpretation [FIN] No. 48, *Accounting for Uncertainty in Income Taxes*. However, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. Accordingly, the Company has not implemented those provisions in the 2009 financial statements.

The Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, *Accounting for Contingencies*. Using that guidance; as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Subsequent events:
The Company has evaluated subsequent events through August 28, 2009, which represents the date the financial statements were issued.

2. Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements at June 30, 2009 are as follows:

Furniture	$ 7,571
Equipment	55,935
Leasehold improvements	870
	64,376
Accumulated depreciation	(64,376)
	$ -

3. Notes payable:

Notes payable at June 30, 2009, are summarized as follows:

Installment note payable at 9.5%; due in monthly installments of $1,442, including interest; maturing January 2011.	$ 25,339
Installment note payable at 9.5%; due in monthly installments of $1,205, including interest; maturing January 2010.	8,174
Installment note payable at 9.5%; due in monthly installments of $1,033, including interest; maturing January 2010.	7,008

3. Notes payable - continued:

Notes payable at June 30, 2009, are summarized as follows - continued:

Installment note payable at 6.25%; due in monthly installments of $667, including interest; maturing October 2011.	13,820
	54,341
Less current maturities	(38,082)
	$ 16,259

Maturities on notes payable for years ending June 30, are as follows:

2010	$ 38,082
2011	16,259
	$ 54,341

4. Income taxes:

The components of the net deferred tax asset recognized in the accompanying balance sheet at June 30, 2009 are as follows:

Deferred tax asset	$ 569,038
Deferred tax liability	-
Valuation allowance	(569,038)
	$ -

The income tax benefit differs from the benefit that would result from applying federal statutory rates to loss before income tax benefit due to the deferred tax asset being fully allowed for.

The Company has a net operating loss carryforward of approximately $2,750,000, which can be used against future income for federal and state income tax purposes through 2028.

5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At June 30, 2009, the Company had excess net capital of $26,627 and a net capital ratio of 12.18 to 1.

6. Credit risk:

Cash is maintained in a high quality financial institution. Cash balances, at times, may exceed federally insured limits.

Additionally, cash balances are maintained by the Company's clearing agents. Such amounts, totaling approximately $30,000, are not covered by federal depositor's insurance at June 30, 2009.

7. Leases:

The Company leases its administrative office space under a 12 month operating lease, expiring in September 2010. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility. The monthly rental expense for this lease is $551. The rent paid by the Company on this lease for the year ended June 30, 2009 was $6,749.

The Company has an Office of Supervisory Jurisdiction ("OSJ") agreement in which the registered representative maintains an office in Selden, New York. All operating costs of this office are borne by the OSJ.

Future net minimum lease payments are as follows:

Year ending June 30,	
2010	$ 6,612
2011	1,653
	$ 8,265

8. OSJ agreement:

In 2005, the Company entered into an OSJ agreement with a registered representative to establish an agency and licensee office in accordance with various state agencies, FINRA, and the terms and conditions of the clearing agreements. The OSJ is responsible for its related operating expenses and receives 95% of the gross commissions earned.

9. Supplemental disclosures of cash flow information:

During the year ended June 30, 2009, cash was paid as follows:

Interest	$ 7,486
Income taxes	$ -

10. Contingencies:

An administrative enforcement action has been brought against the Company alleging it engaged in various activities in violation of the Illinois Securities Law of 1951. The Illinois Secretary of State Securities Department is seeking damages for 156 trades at $10,000 per trade. Management is prepared to defend this action vigorously. Legal counsel believes that the likelihood of an adverse outcome is neither remote nor probable. An estimate of any potential liability can not be determined at this time; therefore, there is no liability accrued in the accompanying balance sheet as of June 30, 2009. A contingent liability for the entire amount was included in the calculation of aggregate indebtedness to be conservative.

The Securities and Exchange Commission is conducting an informal inquiry into the Company's affairs. Legal counsel states at this stage of the investigation it can not be determined what, if any, action may result from this.

An arbitration proceeding has been instituted against the Company by a former employee seeking unpaid commissions in an amount in excess of $50,000 plus punitive damages of an unspecified amount. The Company feels it is entitled to offset against his commission the settlement costs and related expenses with the former employee's customer due to wrongdoings of the former employer. The claimant is now deceased and there have been no actions taken by the estate to pursue the claim. Legal counsel can not determined what, if any, action may result from this at this point.

A FINRA arbitration was commenced against the Company seeking $623,000 in account losses, $300,000 in commissions and interest and punitive damages. The Statement of Claim alleges that the Company engaged in excessive and unsuitable trading and failure to supervise. The Company has denied the allegations and is seeking dismissal, costs and expungement. Legal counsel believes it is premature to predict the outcome of this proceeding.

A FINRA arbitration was commenced against the Company alleging unsuitable and excessive margin trading. The claim seeks compensatory damages in an unspecified amount, punitive damages in an unspecified amount, plus interest, costs and attorneys' fees. Legal counsel believes it is premature to predict the outcome of this case.

A FINRA arbitration claim was filed against the Company alleging unsuitable and excessive margin trading. The claim seeks compensatory damages in the amount of $150,000. Legal counsel believes it is premature to predict the outcome of this case. An arbitration hearing is scheduled for March 2010.

An arbitration was commenced against the Company, its employees, and its clearing broker alleging the Company engaged is misrepresentation, unauthorized and unsuitable trading. The claim seeks recovery of compensatory damages in the approximate amount of $244,000 plus punitive damages, attorneys' fees, interest and costs. The Company is currently in the process of selecting an arbitrator. Legal counsel believes that it is premature to predict the outcome of this case.

ITRADEDIRECT.COM CORP.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2009

Total shareholder's equity	$ 143,251
Adjustments:	
Haircuts on securities positions	(600)
Unsecured customer debits	(797)
	(1,397)
Net capital	$ 141,854
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2009):	
Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$ 157,834
Audit adjustments:	
Adjustments to notes payable and accrued expenses	(15,980)
	$ 141,854

See auditors' report

ITRADEDIRECT.COM CORP.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2009

Accounts payable and accrued expenses	$ 15,996
Commissions payable	114,327
Current portion of notes payable	38,082
Contingent liabilitiy	1,560,000
Aggregate indebtness	$ 1,728,405
Ratio of aggregate indebtness to net capital	12.18 to 1

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
Itradedirect.com Corp.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Itradedirect.com Corp. (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

August 28, 2009

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Itradedirect.com Corp.
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2009, which were agreed to by Itradedirect.com Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Itradedirect.com Corp.'s compliance with Rule 17a-5(e)(4). Itradedirect.com Corp.'s management is responsible for Itradirect.com Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments with respective cash disbursements records entries noting no exceptions.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2009 with the amounts reported in the Transitional Assessment Reconciliation ("Form SIPC-7T") for the year ended June 30, 2009 noting no exceptions.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no exceptions.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting that the SIPC Net Operating Revenues should have been $1,219,842 instead of the reported amount of $1,219,630. This results in $1 increase in the general assessment.

5. We compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed. There was no overpayment noted.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion, on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

October 9, 2009

Financial Statements

Itradedirect.com Corp

June 30, 2009

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditors' Report

Board of Directors
Itradedirect.com Corp.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Itradedirect.com Corp. (the "Company") as of June 30, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itradedirect.com Corp. at June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of June 30, 2009, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

August 28, 2009